Art 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 07 2002 143

SEC FILE NUMBER
8-16225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John L. Wortham & Son Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway
(No. and Street)

Houston	Texas	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred C. Burns — 713-526-3366
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

1221 McKinney, Suite 2400, Houston, Texas 77010
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred C. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John L. Wortham & Son Investments, Inc., as of December 31, ~~XX~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBRA L. POWELL
Notary Public, State of Texas
My Commission Expires
JULY 09, 2003.

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION AND SUPPLEMENTARY REPORT

John L. Wortham & Son Investments, Inc.
Year ended December 31, 2001

John L. Wortham & Son Investments, Inc.

Financial Statements with Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors
John L. Wortham & Son Investments, Inc.

We have audited the accompanying statement of financial condition of John L. Wortham & Son Investments, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of John L. Wortham & Son Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John L. Wortham & Son Investments, Inc., at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
January 22, 2002

John L. Wortham & Son Investments, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	**$ 16,433**
Investment in redeemable shares of registered investment company at cost, which approximates market	**71,983**
Prepaid federal income tax	**912**
Investment in common stock – NASDAQ Stock Market, Inc. at cost, which approximates market	**3,300**
Total assets	**$ 92,628**
Liabilities and stockholder's equity	
Stockholder's equity:	
Common stock, $1 par value:	
Authorized shares – 2,500	
Issued shares – 1,000	**$ 1,000**
Additional paid-in capital	**8,289**
Retained earnings	**83,339**
Total stockholder's equity	**92,628**
Total liabilities and stockholder's equity	**$ 92,628**

See accompanying notes.

John L. Wortham & Son Investments, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues:	
Commissions	$ 8,834
Dividends	2,380
Total revenues	11,214
Expenses:	
Dues, fees, and assessments	961
Accounting services	3,000
Total expenses	3,961
Income before federal income taxes	7,253
Provision for current federal income taxes	1,088
Net income	$ 6,165

See accompanying notes.

John L. Wortham & Son Investments, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 1,000	$ 8,289	$ 77,174	$ 86,463
Net income	–	–	6,165	6,165
Balance at December 31, 2001	**$ 1,000**	**$ 8,289**	**$ 83,339**	**$ 92,628**

See accompanying notes.

John L. Wortham & Son Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 6,165
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid federal income tax	(912)
Decrease in federal income tax payable	(825)
Net cash provided by operating activities	4,428
Cash and cash equivalents at beginning of year	83,988
Cash and cash equivalents at end of year	$ 88,416

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers investments in redeemable shares of a registered investment company to be cash equivalents.

See accompanying notes.

John L. Wortham & Son Investments, Inc.

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

John L. Wortham & Son Investments, Inc. (the "Company"), is wholly owned by John L. Wortham & Son, L.L.P. (the "Partnership"), and shares certain facilities and employees with the Partnership. The Partnership does not allocate any expenses to the Company.

The Company's principal securities transactions consist of the purchase and sale of mutual fund shares for its customers. The Company promptly transmits all securities or money to its customers or the registered investment company, as applicable. Generally, investments and redemptions flow directly between customers and registered investment companies. Securities transactions are recorded on a settlement date basis except that commissions earned on transactions originated by a customer of the Company directly with a registered investment company are recorded when received, as the Company has no knowledge of such transactions until such commissions are received.

Preparation of financial statements requires the use of management's estimates. Actual results could differ from those estimates.

2. Minimum Capital Requirement

The Company is subject to the net capital rule of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. Aggregate indebtedness at December 31, 2001 was $-0-. The Company's defined net capital of $87,888 exceeded its minimum capital requirement of $5,000 by $82,888 at December 31, 2001.

3. Subordinated Debt

The Company had no subordinated debt at December 31, 2001 or at any time during the year then ended.

4. Related Party Transactions

Substantially all of the Company's commission revenue is earned on mutual fund investment transactions involving the Partnership. Professional fees totaling $2,000 were incurred with a related party during 2001.

5. Income Taxes

The Company paid $2,825 in income taxes during 2001.

Supplemental Information

John L. Wortham & Son Investments, Inc. *Schedule I*

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2001

Net capital:	
Stockholder's equity	$ 92,628
Less:	
Haircut on security position	4,740
Net capital	$ 87,888
Aggregate indebtedness – total liabilities	$ –
Ratio of aggregate indebtedness to net capital:	
Net capital requirement (minimum requirement)	$ 5,000
Net capital in excess of required amount	82,888
Net capital	$ 87,888
Ratio of aggregate indebtedness to net capital	–%

Note – The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission in January on Form X-17A-5, Part IIA.

John L. Wortham & Son Investments, Inc.

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(1) thereof.

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(1) thereof.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
John L. Wortham & Son Investments, Inc.

In planning and performing our audit of the financial statements of John L. Wortham & Son Investments, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3-(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2001; and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of the Board of Directors and management of John L. Wortham & Son Investments, Inc., the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

Ernst + Young LLP

Houston, Texas
January 22, 2002